The information in this preliminary pricing supplement is not complete and may be changed. We may not deliver these notes until a final pricing supplement is delivered. This preliminary pricing supplement and the accompanying prospectus, product supplement and index supplement do not constitute an offer to sell these notes and we are not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated April 15, 2024

PROSPECTUS Dated April 12, 2024	Pricing Supplement No. 1,831 to
PRODUCT SUPPLEMENT Dated November 16, 2023	Registration Statement Nos. 333-275587; 333-275587-01
INDEX SUPPLEMENT Dated November 16, 2023	Dated , 2024
Rule 424(b)(2)

Morgan Stanley Finance LLC

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

$

Digital S&P 500® Equal Weight Energy Index-Linked Notes due

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the S&P 500® Equal Weight Energy Index as measured from the trade date to and including the determination date (expected to be between 13 and 15 months after the trade date). If the final underlier level on the determination date is greater than or equal to 85% of the initial underlier level (which will be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date), you will receive an amount equal to the maximum settlement amount (expected to be between $1,094.80 and $1,111.20 for each $1,000 face amount of your notes). However, if the underlier declines by more than 15% from the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is greater than or equal to -15% (the final underlier level is greater than or equal to 85% of the initial underlier level), the maximum settlement amount of $1,094.80 to $1,111.20 per note, or 109.48% to 111.12% of the face amount (the actual maximum settlement amount will be determined on the trade date); or

●	if the underlier return is less than -15% (the final underlier level is less than 85% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1765 times (c) the sum of the underlier return plus 15%.

Under these circumstances, you will lose some or all of your investment.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value on the trade date will be approximately $971.70 per note, or within $15.00 of that estimate. See “Estimated Value” on page 2.

	Price to public	Agent’s commissions(1)	Proceeds to us(2)
Per note	$1,000	$10.90	$989.10
Total	$	$	$
(1)	Morgan Stanley & Co. LLC (“MS & Co.”) will sell all of the notes that it purchases from us to an unaffiliated dealer, which will receive a fixed sales commission of 1.09% for each note they sell. For more information, see “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest.”

(2)	See “Additional Information About the Notes—Use of proceeds and hedging” beginning on page 20.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 10.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. When you read the accompanying product supplement and index supplement, please note that all references in such supplements to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. Please also see “Terms” on page 3 and “Additional Information About the Notes” on page 20.

MORGAN STANLEY

About Your Prospectus

The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program. This prospectus includes this preliminary pricing supplement and the accompanying documents listed below. This preliminary pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●	Prospectus dated April 12, 2024

●	Product Supplement dated November 16, 2023

●	Index Supplement dated November 16, 2023

When you read the accompanying product supplement and index supplement, please note that all references in such supplements to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. The information in this preliminary pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

ESTIMATED VALUE

The Original Issue Price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the Trade Date will be less than $1,000. We estimate that the value of each note on the Trade Date will be approximately $971.70, or within $15.00 of that estimate. Our estimate of the value of the notes as determined on the Trade Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Trade Date?

In valuing the notes on the Trade Date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Underlier. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlier, instruments based on the Underlier, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Maximum Settlement Amount and the Threshold Amount, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

SUMMARY INFORMATION

The Digital S&P 500® Equal Weight Energy Index-Linked Notes, which we refer to as the notes, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented or modified by this document. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Terms

Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying product supplement and prospectus. All references to “Buffer Rate,” “Cash Settlement Amount,” “Closing Level,” “Determination Date,” “Face Amount,” “Final Underlier Level,” “Initial Underlier Level,” “Original Issue Price,” “Stated Maturity Date,” “Threshold Amount,” “Trade Date,” “Underlier” and “Underlier Return” herein shall be deemed to refer to “downside factor,” “payment at maturity,” “index closing value,” “valuation date,” “stated principal amount,” “final index value,” “initial index value,” “issue price,” “maturity date,” “buffer amount,” “pricing date,” “underlying index” and “index percent change” respectively, as used in the accompanying product supplement.

If the terms described herein are inconsistent with those described in the accompanying product supplement or prospectus, the terms described herein shall control.

Issuer: Morgan Stanley Finance LLC

Guarantor: Morgan Stanley

Underlier: S&P 500® Equal Weight Energy Index

Underlier Publisher: S&P® Dow Jones Indices LLC

Notes: The accompanying product supplement refers to the notes as the “jump securities.”

Specified currency: U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $ in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date hereof.

Denominations: $1,000 and integral multiples thereof

Cash Settlement Amount (on the Stated Maturity Date): For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

•	if the Final Underlier Level is greater than or equal to the Threshold Level, the Maximum Settlement Amount; or

•	if the Final Underlier Level is less than the Threshold Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Buffer Rate times (c) the sum of the Underlier Return and the Threshold Amount.

You will lose some or all of your investment at maturity if the Final Underlier Level is less than the Threshold Level. Notwithstanding anything to the contrary in the accompanying product supplement, you will receive the Maximum Settlement Amount if the Final Underlier Level is greater than or equal to the Threshold Level. Any payment of the Cash Settlement Amount is subject to the credit risk of Morgan Stanley.

Initial Underlier Level: To be determined on the Trade Date. The Initial Underlier Level may be higher or lower than the actual Closing Level of the Underlier on the Trade Date; provided that the Initial Underlier Level will not be higher than the highest level of the Underlier on the Trade Date.

Final Underlier Level: The Closing Level of the Underlier on the Determination Date, except in the limited circumstances described under “Description of Securities—Postponement of Valuation Date(s)” on page S-51 of the accompanying product supplement, and subject to adjustment as provided under “Description of Securities—Discontinuance of Any Underlying Index or Basket Index; Alteration of Method of Calculation” on page S-58 of the accompanying product supplement.

Underlier Return: The quotient of (i) the Final Underlier Level minus the Initial Underlier Level divided by (ii) the Initial Underlier Level, expressed as a percentage

Maximum Settlement Amount (to be set on the Trade Date): Expected to be between $1,094.80 and $1,111.20 for each $1,000 Face Amount of notes (which is comprised of the $1,000 Face Amount plus an upside payment of between $94.80 and $111.20)

Threshold Level: 85% of the Initial Underlier Level

Threshold Amount: 15%

Buffer Rate: The quotient of the Initial Underlier Level divided by the Threshold Level, which equals approximately 117.65%

Trade Date:

Original Issue Date (Settlement Date) (to be set on the Trade Date): Expected to be the fifth scheduled Business Day following the Trade Date.

Determination Date (to be set on the Trade Date): Expected to be between 13 and 15 months after the Trade Date, subject to postponement as described in the accompanying product supplement on page S-51 under “Description of Securities—Postponement of Valuation Date(s).”

Stated Maturity Date (to be set on the Trade Date): Expected to be the second scheduled Business Day following the Determination Date, subject to postponement as described below. The Stated Maturity Date is a pricing term and will be determined by us on the Trade Date.

Postponement of Stated Maturity Date: If the scheduled Determination Date is not a Trading Day or if a market disruption event occurs on that day so that the Determination Date as postponed falls less than two Business Days prior to the scheduled Stated Maturity Date, the Stated Maturity Date of the notes will be postponed to the second Business Day following that Determination Date as postponed.

Closing Level: As described under “Description of Securities—Some Definitions—index closing value” on page S-40 of the accompanying product supplement.

Business Day: As described under “Description of Securities—Some Definitions—business day” on page S-39 of the accompanying product supplement.

Trading Day: As described under “Description of Securities—Some Definitions—index business day” on page S-40 of the accompanying product supplement. The accompanying product supplement refers to a Trading Day as an “index business day.”

Market disruption event: The following replaces in its entirety the section entitled “Description of Securities—Some Definitions—market disruption event” on page S-41 of the accompanying product supplement:

“Market disruption event” means, with respect to the Underlier:

(i) the occurrence or existence of:

(a)	a suspension, absence or material limitation of trading of securities then constituting 20 percent or more, by weight, of the Underlier (or the successor index) on the relevant exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such relevant exchange, or

(b)	a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for securities then constituting 20 percent or more, by weight, of the Underlier (or the successor index), or futures or options contracts, if available, relating to the Underlier (or the successor index) or the securities then constituting 20 percent or more, by weight, of the Underlier during the last one-half hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate, or

(c)	the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange-traded funds related to the Underlier (or the successor index), or in futures or options contracts, if available, relating to securities then constituting 20 percent or more, by weight, of the Underlier (or the successor index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the calculation agent in its sole discretion; and

(ii) a determination by the calculation agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Underlier is suspended, absent or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlier shall be based on a comparison of (x) the portion of the value of the Underlier attributable to that security relative to (y) the overall value of the Underlier, in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange-traded fund will not constitute a market disruption event, (3) a suspension of trading in futures or options contracts or exchange-traded funds on the Underlier, or futures or options contracts, if available, relating to securities then constituting 20 percent or more, by weight, of the Underlier, by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds, or (c) a disparity in bid and ask quotes relating to such contracts or funds will constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange-traded funds related to the Underlier and (4) a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts or exchange-traded funds related to the Underlier are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Trustee: The Bank of New York Mellon

Calculation Agent: MS & Co.

Issuer Notice To Registered Security Holders, the Trustee and the Depositary: In the event that the Stated Maturity Date is postponed due to postponement of the Determination Date, the Issuer shall give notice of such postponement and, once it has been determined, of the date to which the Stated Maturity Date has been rescheduled (i) to each registered holder of the notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the Trustee by facsimile confirmed by mailing such notice to the Trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The Issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Stated Maturity Date, the Business Day immediately preceding the scheduled Stated Maturity Date, and (ii) with respect to notice of the date to which the Stated Maturity Date has been rescheduled, the Business Day immediately following the actual Determination Date for determining the Final Underlier Level.

The Issuer shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to the depositary of the amount of cash, if any, to be delivered with respect to each Face Amount of notes, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Stated Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the notes, if any, to the Trustee for delivery to the depositary, as holder of the notes, on the Stated Maturity Date.

CUSIP no.: 61776LUZ8

ISIN: US61776LUZ83

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Closing Levels of the Underlier on the Determination Date could have on the Cash Settlement Amount.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; no one can predict what the level of the Underlier will be on any day during the term of the notes, and no one can predict what the Final Underlier Level will be on the Determination Date. The Underlier has at times experienced periods of high volatility — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date. The value of the notes at any time after the Trade Date will vary based on many economic and market factors, including interest rates, the volatility of the Underlier, our creditworthiness and changes in market conditions, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount:	$1,000
Hypothetical Maximum Settlement Amount:	$1,094.80 per $1,000 Face Amount of notes (109.480% of the Face Amount)
Minimum Cash Settlement Amount:	None
Threshold Level:	85% of the Initial Underlier Level
Buffer Rate:	Approximately 117.65%
Threshold Amount:	15%

•     Neither a market disruption event nor a non-Trading Day occurs on the Determination Date.

•     No discontinuation of the Underlier or alteration of the method by which the Underlier is calculated.

•     Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date.

Moreover, we have not yet set the Initial Underlier Level that will serve as the baseline for determining the Underlier Return and the amount that we will pay on the notes, if any, at maturity. We will not do so until the Trade Date. As a result, the actual Initial Underlier Level may differ substantially from the level of the Underlier at any time prior to the Trade Date.

For these reasons, the actual performance of the Underlier over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier shown elsewhere in this document. For information about the historical levels of the Underlier during recent periods, see “The Underlier” below.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), and are expressed as percentages of the Face Amount of notes (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100% means that the value of the cash payment that we would deliver for each $1,000 Face Amount of notes on the Stated Maturity Date would equal 100% of the Face Amount of notes, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) and the assumptions noted above. The numbers appearing in the table and chart below may have been rounded for ease of analysis.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	109.480%
175.000%	109.480%
150.000%	109.480%
125.000%	109.480%
120.000%	109.480%
115.000%	109.480%
110.000%	109.480%
109.480%	109.480%
105.000%	109.480%
100.000%	109.480%
95.000%	109.480%
90.000%	109.480%
85.000%	109.480%
80.000%	94.118%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount would be approximately 29.412% of the Face Amount of notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose approximately 70.588% of your investment. If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

If the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, the Cash Settlement Amount would be capped at the Maximum Settlement Amount (expressed as a percentage of the Face Amount), or 109.480% of each $1,000 Face Amount of notes, as shown in the table above. As a result, if you purchased the notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would not benefit from any increase in the Final Underlier Level above 85.000% of the Initial Underlier Level.

Payoff Diagram

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of notes), if the Final Underlier Level (expressed as a percentage of the Initial Underlier Level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of less than the Threshold Level of 85% (the section left of the 85% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100% of the Face Amount of notes (the section below the 100% marker on the vertical axis), and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of greater than or equal to 85% (the section right of the 85% marker on the horizontal axis) would result in a capped return on your investment and a Cash Settlement Amount equal to the Maximum Settlement Amount.

Hypothetical Payoff Diagram

RISK FACTORS

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

RISKS RELATING TO AN INVESTMENT IN THE NOTES

The Notes Do Not Pay Interest Or Guarantee The Return Of Any Of Your Principal

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and do not guarantee any return of principal at maturity. If the Final Underlier Level has declined by an amount greater than the Threshold Amount of 15% from the Initial Underlier Level, you will receive for each note that you hold a Cash Settlement Amount that is less than the Face Amount of each note by an amount proportionate to the decline in the level of the Underlier below the Threshold Level of 85% of the Initial Underlier Level times the Buffer Rate of approximately 117.65%. As there is no minimum Cash Settlement Amount on the notes, you could lose your entire initial investment.

Also, the market price of your notes prior to the Stated Maturity Date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the Stated Maturity Date, you may receive significantly less than the amount of your investment in the notes.

The Appreciation Potential Of The Notes Is Limited By The Maximum Settlement Amount

The appreciation potential of the notes is limited by the Maximum Settlement Amount of $1,094.80 to $1,111.20 per note, or 109.480% to 111.120% of the Face Amount. The actual Maximum Settlement Amount will be determined on the Trade Date. Because the Cash Settlement Amount will be limited to 109.480% to 111.120% of the Face Amount for the notes, any increase in the Final Underlier Level over the Threshold Level will not increase the return on the notes, even if the Final Underlier Level is significantly greater than the Initial Underlier Level.

The Stated Maturity Date Of The Notes Is A Pricing Term And Will Be Determined By Us On The Trade Date

We will not fix the Stated Maturity Date until the Trade Date, and so you will not know the exact term or the Determination Date of the notes at the time that you make your investment decision. The term could be as short as approximately 1 year and 1 month, and as long as approximately 1 year and 3 months. You should be willing to hold your notes for up to approximately 1 year and 3 months, and the Stated Maturity Date selected by us could have an impact on the value of the notes. For example, if the Underlier appreciates, a note with a shorter term will result in a higher annualized return based on that appreciation than a note with a longer term. In addition, the Underlier may be lower on the actual Determination Date and the Cash Settlement Amount may be lower than if the Determination Date and Stated Maturity Date had been set differently in the two-month range.

If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. In addition, the impact of the Threshold Level and the Maximum Settlement Amount on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Threshold Level will not offer the same measure of protection to your investment as would have been the case for notes purchased at the Face Amount or at a discount to the Face Amount. Additionally, the Cash Settlement

Amount will be limited to the Maximum Settlement Amount, which would represent a lower percentage return relative to your initial investment than it would have been had you purchased the notes at the Face Amount.

The Market Price Will Be Influenced By Many Unpredictable Factors

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the level of the Underlier, volatility (frequency and magnitude of changes in value) of the Underlier and dividend yield of the Underlier, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the Underlier or equities markets generally and which may affect the Final Underlier Level of the Underlier and any actual or anticipated changes in our credit ratings or credit spreads. The level of the Underlier may be, and has been, volatile, and we can give you no assurance that the volatility will lessen. See “The Underlier” below. You may receive less, and possibly significantly less, than the Face Amount per note if you try to sell your notes prior to maturity.

The Notes Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes

You are dependent on our ability to pay all amounts due on the notes at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

As A Finance Subsidiary, MSFL Has No Independent Operations And Will Have No Independent Assets

As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they could not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

The Amount Payable On The Notes Is Not Linked To The Level Of The Underlier At Any Time Other Than The Determination Date

The Final Underlier Level will be based on the Closing Level on the Determination Date, subject to adjustment for non-Trading Days and certain market disruption events. Even if the level of the Underlier appreciates prior to the Determination Date but then drops by the Determination Date, the Cash Settlement Amount may be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the level of the Underlier prior to such drop. Although the actual level of the Underlier on the Stated Maturity Date or at other times during the term of the notes may be higher than the Final Underlier Level, the Cash Settlement Amount will be based solely on the Closing Level on the Determination Date.

Investing In The Notes Is Not Equivalent To Investing In The Underlier

Investing in the notes is not equivalent to investing in the Underlier or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the Underlier.

The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the Original Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Original Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes, including a fee payable by our affiliate MS & Co. to iCapital Markets LLC, which is a broker-dealer in which an affiliate of Goldman Sachs & Co. LLC, a dealer participating in the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering in the Original Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date hereof will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The Market Price Will Be Influenced By Many Unpredictable Factors” above.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is A Subsidiary Of Morgan Stanley And An Affiliate Of MSFL, Will Make Determinations With Respect To The Notes

As calculation agent, MS & Co. will determine the Initial Underlier Level and the Final Underlier Level and will calculate the Cash Settlement Amount you receive at maturity, if any. Moreover, certain determinations made by MS & Co. in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the Final Underlier Level in the event of a market disruption event or discontinuance of the Underlier. These potentially subjective determinations may adversely affect the Cash Settlement Amount at maturity, if any. For further information regarding these types of determinations, see “Description of Securities—Postponement of Valuation Date(s)” and “—Calculation Agent and Calculations” in the accompanying product supplement. In addition, MS & Co. has determined the estimated value of the notes on the Trade Date.

Hedging And Trading Activity By Our Affiliates Could Potentially Adversely Affect The Value Of The Notes

One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the Underlier or its component stocks), including trading in the stocks that constitute the Underlier as well as in other instruments related to the Underlier. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our affiliates also trade the stocks that constitute the Underlier and other financial instruments related to the Underlier on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially increase the Initial Underlier Level, and, therefore, could increase the Threshold Level, which is the level at or above which the Underlier must close on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. Additionally, such hedging or trading activities during the term of the notes, including on the Determination Date, could adversely affect the level of the Underlier on the Determination Date, and, accordingly, the Cash Settlement Amount an investor will receive at maturity, if any. Furthermore, if the dealer from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that dealer may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the dealer to sell the notes to you, in addition to the compensation they would receive for the sale of the notes.

We May Sell An Additional Aggregate Face Amount Of Notes At A Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date hereof. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this document.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Uncertain

Please read the discussion under “Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement (together, the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes. There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the tax treatment of a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. Holders and the withholding tax consequences to Non-U.S. Holders, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

RISKS RELATING TO THE UNDERLIER

The Underlier Reflects The Price Return Of The Stocks Composing The Underlier, Not A Total Return

The return on the notes is based on the performance of the Underlier, which reflects the changes in the market prices of the stocks composing the Underlier. It is not, however, linked to a “total return” version of the Underlier, which, in addition to reflecting those price returns, would also reflect all dividends and other distributions paid on the stocks composing the Underlier. The return on the notes will not include such a total return feature.

Investing In The Notes Exposes Investors To Risks Associated With Investments With A Concentration In The Energy Sector

The stocks included in the Underlier are stocks of companies whose primary business is directly associated with the energy sector, including the following sub-sectors: (i) oil, gas and consumable fuels and (ii) energy equipment and services. Because the value of the notes is linked to the performance of the Underlier, an investment in the notes exposes investors to risks associated with investments in securities with a concentration in the energy sector.

Energy companies develop and produce crude oil and natural gas and/or provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are mainly affected by the business, financial and operating condition of the particular company, as well as changes in prices for oil, gas and other types of fuels, which in turn largely depend on supply and demand for various energy products and services. Some of the factors that may influence supply and demand for energy products and services include: general economic conditions and growth rates, weather conditions, the cost of exploring for, producing and delivering oil and gas, technological advances affecting energy efficiency and energy consumption, the ability of the Organization of the Petroleum Exporting Countries (OPEC) to set and maintain production levels of oil, currency fluctuations, inflation, natural disasters, civil unrest, acts of sabotage or terrorism and other regional or global events. The profitability of energy companies may also be adversely affected by existing and future laws, regulations, government actions and other legal requirements relating to protection of the environment, health and safety matters and others that may increase the costs of conducting their business or may reduce or delay available business opportunities. Increased supply or weak demand for energy products and services, as well as various developments leading to higher costs of doing business or missed business opportunities, would adversely impact the performance of companies in the energy sector. The value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the energy sector or one of the sub-sectors of the energy sector than a different investment linked to notes of a more broadly diversified group of issuers.

The Underlier is Concentrated in a Small Number of Companies

In addition to the sector concentration risk discussed above, the Underlier is composed of stocks from a small number of companies relative to a more broad-based equity index, such as the S&P 500® Index. As a result, your notes may be more susceptible to the risks associated with the included companies, or to a single economic, political or regulatory occurrence affecting these companies.

Adjustments To The Underlier Could Adversely Affect The Value Of The Notes

The publisher of the Underlier may add, delete or substitute the stocks constituting the Underlier or make other methodological changes that could change the level of the Underlier. The publisher of the Underlier may discontinue or suspend calculation or publication of the Underlier at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Underlier and is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates. If the calculation agent determines that there is no appropriate successor index, the Cash Settlement Amount on the notes will be an amount based on the closing prices at maturity of the securities composing the Underlier at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating the Underlier last in effect prior to discontinuance of the Underlier.

Past Performance is No Guide to Future Performance

The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier.

THE UNDERLIER

The S&P 500® Equal Weight Energy Index is an equal-weighted index that is designed to measure the performance of the GICS® energy sector of the S&P 500® Index, which currently includes companies in the following industries: energy equipment & services; and oil, gas & consumable fuels. The S&P 500® Index, which is calculated, maintained and published by S&P® Dow Jones Indices LLC (“S&P®”), is intended to provide a benchmark for performance measurement of the large capitalization segment of the U.S. equity markets by tracking the stock price movement of 500 companies with large market capitalizations. Component stocks of the S&P 500® Index are required to have a total company level market capitalization that reflects approximately the 85th percentile of the S&P® Total Market Index. The S&P 500® Index measures the relative performance of the common stocks of 500 companies as of a particular time as compared to the performance of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Index composition of the S&P 500® Equal Weight Energy Index is the same as the GICS® energy sector of the S&P 500® Index. Constituent changes are incorporated in the S&P 500® Equal Weight Energy Index as and when they are made in the GICS® energy sector of the S&P 500® Index. A company maintains its modified index shares if it is moved to a new S&P 500® Equal Weight Sector Index upon reclassification. This results in a divisor adjustment to the S&P 500® Equal Weight Energy Index.

The S&P 500® Equal Weight Energy Index is generally calculated and maintained in the same manner as the S&P 500® Index, except that the constituents of the S&P 500® Equal Weight Energy Index are equally weighted. To calculate an equal-weighted index, the market capitalization for each stock used in the calculation of the index is redefined so that each index constituent has an equal weight in the index at each rebalancing date. In addition to being the product of the stock price, the stock’s shares outstanding, and the stock’s float factor (“IWF”), an additional weight factor (“AWF”) is also introduced in the market capitalization calculation to establish equal weighting. The AWF of a stock is the adjustment factor of that stock assigned at each index rebalancing date that makes all index constituents’ modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index.

The S&P 500® Equal Weight Energy Index is reset to equal weight quarterly after the close of business on the third Friday of March, June, September and December. The reference date for weighting is the second Friday of the reweighting month and changes are effective after the close of the following Friday using prices as of the reweighting reference date, and membership, shares outstanding, and IWFs as of the reweighting effective date.

For additional information about the S&P 500® Index, see the information set forth under “S&P® U.S. Indices—S&P 500® Index” in the accompanying index supplement.

In addition, information about the Underlier may be obtained from other sources including, but not limited to, the Underlier Publisher’s website. We are not incorporating by reference into this document the website or any material it includes. Neither the issuer nor the agent makes any representation that such publicly available information regarding the Underlier is accurate or complete.

Information as of market close on April 12, 2024:

Bloomberg Ticker Symbol:	S10
Current Index Value:	3,045.37
52 Weeks Ago:	2,599.08
52 Week High (on 4/5/2024):	3,114.72
52 Week Low (on 5/31/2023):	2,288.96

The following graph sets forth the daily Closing Levels of the Underlier for each quarter in the period from January 1, 2019 through April 12, 2024. The Closing Level of the Underlier on April 12, 2024 was 3,045.37. We obtained the information in the graph below from Bloomberg Financial Markets without independent verification. The Underlier has at times experienced periods of high volatility. The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier. You should not take the historical levels of the Underlier as an indication of its future performance, and no assurance can be given as to the Closing Level of the Underlier on the Determination Date.

S&P 500® Equal Weight Energy Index Daily Underlier Closing Values January 1, 2019 to April 12, 2024

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC. For more information, see “S&P® U.S. Indices” in the accompanying index supplement.

TAX CONSIDERATIONS

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. However, because our counsel’s opinion is based in part on market conditions as of the date of this document, it is subject to confirmation on the Trade Date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement, the following U.S. federal income tax consequences should result based on current law:

▪	A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to settlement, other than pursuant to a sale or exchange.

▪	Upon sale, exchange or settlement of the notes, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. Such gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year, and short-term capital gain or loss otherwise.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. An alternative characterization of the notes could materially and adversely affect the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2025 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the notes and current market conditions, we expect that the notes will not have a delta of one with respect to any Underlying Security on the Trade Date. However, we will provide an updated determination in the final pricing supplement. Assuming that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

ADDITIONAL INFORMATION ABOUT THE NOTES

No interest or dividends: The notes will not pay interest or dividends.

No listing: The notes will not be listed on any securities exchange.

No redemption: The notes will not be subject to any redemption right.

Purchase at amount other than Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Also, the Threshold Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the Face Amount. Additionally, the Maximum Settlement Amount would represent a lower (or higher) percentage return than it would have had you purchased the notes at the Face Amount. See “Risk Factors—If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” beginning on page 10 of this document.

Use of proceeds and hedging: The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued. The costs of the notes borne by you and described on page 2 comprise the cost of issuing, structuring and hedging the notes.

On or prior to the Trade Date, we will hedge our anticipated exposure in connection with the notes, by entering into hedging transactions with our affiliates and/or third-party dealers. We expect our hedging counterparties to take positions in stocks of the Underlier, futures and options contracts on the Underlier, and any component stocks of the Underlier listed on major securities markets or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could increase the level of the Underlier on the Trade Date, and therefore increase the Threshold Level, which is the level at or above which the Underlier must close on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the Determination Date, by purchasing and selling the stocks constituting the Underlier, futures or options contracts on the Underlier or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. We cannot give any assurance that our hedging activities will not affect the level of the Underlier, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity, if any. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Additional considerations: Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest: We expect to agree to sell to MS & Co., and MS & Co. expects to agree to purchase from us, the aggregate face amount of the offered notes specified on the cover of this pricing supplement. MS & Co. proposes initially to offer the notes to an unaffiliated securities dealer at the price to public set forth on the cover of this pricing supplement less a concession of 1.09% of the face amount. MS & Co., the agent for this offering, is our affiliate. Because MS & Co. is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes, including the Maximum Settlement Amount, such that for each note the estimated value on the Trade Date will be no lower than the minimum level described in “Estimated Value” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Settlement: We expect to deliver the notes against payment for the notes on the Original Issue Date, which will be the fifth scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two Business Days after the Trade Date, purchasers who wish to transact in the notes more than two Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

WHERE YOU CAN FIND MORE INFORMATION

MSFL and Morgan Stanley have filed a registration statement (including a prospectus, as supplemented by the product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. When you read the accompanying product supplement and index supplement, please note that all references in such supplements to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MSFL and/or Morgan Stanley will arrange to send you the product supplement, index supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov.as follows:

Product Supplement dated November 16, 2023

Index Supplement dated November 16, 2023

Prospectus dated April 12, 2024

Terms used but not defined in this document are defined in the product supplement, in the index supplement or in the prospectus.